
SEC MAIL PROCESSING
RECEIVED
APR 08 2010
WASH, D.C.
200
SECTION



SECURI 10030751 ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Partnervest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 Castillo St. 2nd fl
(No. and Street)

Santa Barbara	CA	93101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. Hyman (805) 966-1266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGowan Guntermann
(Name – *if individual, state last, first, middle name*)

509 E. Montecito St.	Santa Barbara	CA	93103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth R. Hyman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Partnervest Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANGIE INNJIN CHEN
Commission # 1670771
Notary Public - California
Santa Barbara County
My Comm. Expires May 28, 2010

Signature

President and CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7T

(29-REV 12/09)


RECEIVED
APR 0 8 2010
WASH, D.C.
200
SECTION

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052590 FINRA DEC
PARTNERVEST SECURITIES INC 16*16
510 CASTILLO ST 2ND FL
SANTA BARBARA CA 93101-3406

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gunnar Sundstrom 805-966-1266 x155

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1134

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (220)

7/28/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 914

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 914

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 914

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Partnervest Securities, Inc.
(Name of Corporation, Partnership or other organization)

G Sundstrom
(Authorized Signature)

CFO
(Title)

Dated the 25 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 20 09
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 2 534 205

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — 1889

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 1889

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 1987196

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 94365

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 950

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ Ø

Enter the greater of line (i) or (ii) — 950

Total deductions — 2082511

2d. SIPC Net Operating Revenues — $ 453 583

2e. General Assessment @ .0025 — $ 1134

(to page 1 but not less than $150 minimum)


McGowan Guntermann

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

509 E. Montecito Street, 2nd Floor, Santa Barbara, CA 93103, 805.962.9175, fax 805.962.8925, www.mcgowan.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Partnervest Securities Inc.
510 Castillo St., 2nd Floor
Santa Barbara, CA 93101

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by Partnervest Securities Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries from the Company accounting system, noting no differences2;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers from Pershing report XC6132D.01, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers from the Company accounting system and Pershing Settlement report supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGowan Guntermann

February 24, 2010


SEC MAIL PROCESSING
RECEIVED
APR 0 8 2010
WASH, D.C.
200
SECTION

PARTNERVEST SECURITIES, INC.

FINANCIAL STATEMENTS
December 31, 2009

INDEPENDENT AUDITOR'S REPORT TO THE SECURITIES AND EXCHANGE COMMISSION

PARTNERVEST SECURITIES, INC.

December 31, 2009

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

509 E. Montecito Street, 2nd Floor, Santa Barbara, CA 93103, 805.962.9175, fax 805.962.8925, www.mcgowan.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Partnervest Securities, Inc.

We have audited the accompanying statement of financial condition of Partnervest Securities, Inc., (the Company) a wholly-owned subsidiary of Partnervest Financial Group LLC, as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partnervest Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGowan Guntermann

February 24, 2010

PARTNERVEST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash	$ 177,061
Accounts receivable	33,300
Prepaid expenses	18,552
TOTAL ASSETS	$ 228,913

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued liabilities	$ 17,885
Stockholder's Equity	
Common stock, $0.0001 par value, 1,000 shares authorized, issued, and outstanding at December 31, 2009	-
Additional paid-in-capital	104,205
Retained earnings	106,823
Total Stockholder's Equity	211,028
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 228,913

The accompanying notes are an integral part of these financial statements

PARTNERVEST SECURITIES, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2009

REVENUE	
Commission income	$ 1,989,214
Advisory income	1,819,653
Other	(449)
Interest	253
Total Revenue	3,808,671
EXPENSES	
Representative commissions	1,421,889
Advisor fees	1,685,218
Allocated overhead	664,010
Insurance	94,516
Fees and renewals	36,238
Broker charges	(20,149)
Professional	13,700
Other - net of reimbursements	(102,784)
Total Expenses	3,792,638
Income before Taxes	16,033
Provision for Income Taxes	3,609
Net Income	$ 12,424

The accompanying notes are an integral part of these financial statements

PARTNERVEST SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2009

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2008	1,000	$ -	$ 104,205	$ 94,399	$ 198,604
Net income	-	-	-	12,424	12,424
Balance at December 31, 2009	1,000	$ -	$ 104,205	$ 106,823	$ 211,028

The accompanying notes are an integral part of these financial statements

PARTNERVEST SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 12,424
Adjustments to reconcile net income to cash provided by operating activities:	
Changes in:	
Accounts receivable	40,098
Prepaid expenses and deposits	28,286
Accrued liabilities	(76,538)
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,270
CASH - Beginning of year	172,791
End of year	$ 177,061

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for interest	$ 3,042
Cash paid for income taxes	$ 4,171

The accompanying notes are an integral part of these financial statements

A. Organization and Related Party Transactions

Partnervest Securities, Inc. (the Company), was incorporated in the State of Delaware on November 9, 1999. The Company is a wholly-owned subsidiary of Partnervest Financial Group, LLC (PFG). The purpose of the Company is to perform broker-dealer services for investors and the advisors who serve them. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. It does not hold customer funds nor safekeep customer securities. The Company's corporate office is at 510 Castillo Street, Santa Barbara, California, which also serves as the home office and Office of Supervisory Jurisdiction (OSJ).

The Company has an expense agreement with PFG, the parent company of Partnervest Securities, Inc. The agreement calls for PFG to provide certain administrative goods, services, and overhead to the Company. The Company is solely responsible for its own expenses, and any expenses reasonably attributable to it which are paid by PFG shall either be reflected on the financial statements of the Company or subject to an exemption from being reflected on such books in accordance with NASD Notice to Members 03-63 and other applicable laws and regulations.

During 2009 the Company reimbursed PFG for $713,349 of overhead expenses, with all payments being made during the year. Additionally, the Company reimbursed PFG $53,467 for payments to corporate representatives. There was one open payable of $17,756 to PFG at year end to reimburse PFG for representative errors and omissions insurance collections higher than the insurance expense allocated during the year.

The Company paid Partnervest Advisory Services (PAS), a related company through common ownership, $1,737,874 for advisory services income collected by the Company. PAS paid $130,341 to the Company for those services. There were no open receivables/payables to PAS at year end.

On June 26, 2009, Partnervest Financial Group LLC entered into an asset purchase agreement with Sorrento Pacific Financial, LLC, (SPF), CUSO Financial Services, L.P., (CFS) and CUSO Financial Services, Inc., (collectively the Sorrento Group).

Provisions of the purchase agreement include:

- Capital contribution into Partnervest Financial Group in exchange for minority ownership of 15% of Partnervest Financial, advisory board representation on the Partnervest Advisory Board by CFS, and sharing of certain management fees earned on assets introduced by CSF or SPF to Partnervest Advisory;
- Transfer and sale of substantially all of the brokerage assets of Partnervest Securities, Inc. to SPF in exchange for cash, potential commission earn-outs and 15% minority ownership of SPF, subject to reductions based on certain milestones;

A. Organization and Related Party Transactions (continued)

- Enhanced potential distribution and marketing of the Partnervest Advisory Services LLC asset management platform, and
- Assistance with back office operations of the Partnervest Companies by the Sorrento Group in exchange for fees.

B. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ materially from those estimates.

C. Commissions

Commissions are recorded on a trade-date basis as securities transactions occur. After the asset purchase agreement, Partnervest Securities became a limited purpose broker-dealer, whose only income would be from earn-out revenue paid by SPF.

D. Cash and Cash Equivalents

The Company considers all highly-liquid financial instruments with a maturity of three months or less to be cash equivalents.

E. Concentration of Securities Services

The Company had a clearing agreement with one securities corporation to handle all of their security transactions. This clearing agreement was cancelled upon closing of the asset purchase and transfer of all accounts to SPF.

The Company maintains bank accounts in a commercial bank located in Santa Barbara, California. The accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. There were no uninsured cash amounts at December 31, 2009.

As of August 2009, all customer accounts were transferred to SPF, which uses the same custodian as did Partnervest Securities. There were no uninsured cash amounts at December 31, 2009.

F. Income Taxes

The Company is a C corporation and files income tax returns for federal and California income tax purposes. Income tax assets, liabilities, expense and deferred taxes are computed under the liability method under generally accepted accounting standards.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates. At this time there are no differences.

Income tax expense consists of the following:

Current:	
Federal	$ 2,192
California	1,417
Total Income Tax Expense	$ 3,609

The Company has no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of December 31, 2009, nor any interest or penalties associated with income taxes. The Company is not subject to income tax examinations for years before 2006.

G. Regulatory Requirements

As a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., the Company was subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule) which requires the maintenance of minimum net capital equal to the greater of $50,000 or 6.66% of aggregate indebtedness, both as defined by the Rule.

When the Company became a limited purpose broker-dealer in August 2009, the amount was reduced to $5,000. At December 31, 2009, the Company had net capital of $182,083, which was $177,083 in excess of its required net capital of $5,000.

H. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2010, the date of the financial statements.

SUPPLEMENTARY INFORMATION

PARTNERVEST SECURITIES, INC.

SUPPLEMENTAL SCHEDULES
December 31, 2009

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	Accounts From		
	Audited Financial Statements	Unaudited Focus Part II	Difference Increase (Decrease)
Total Stockholder's Equity	$ 211,028	$ 211,028	$ -
Deductions and/or Charges			
Non-allowable assets:			
CRD cash balance	192	192	-
Accounts receivable from brokers or dealers	10,201	10,201	-
Prepaid expenses	18,552	18,552	-
Net Capital Before Haircuts	182,083	182,083	-
Haircuts on Securities	-	-	-
Net Capital	$ 182,083	$ 182,083	$ -
Aggregate indebtedness:			
Items included in the statement of financial condition:			
Accrued liabilities	$ 17,885	$ 17,885	$ -
Total aggregate indebtedness	$ 17,885	$ 17,885	$ -
Computation of basic net capital requirement:			
Net Capital	$ 182,083	$ 182,083	$ -
Minimum net capital required (6.666% of aggregate indebtedness or $5,000, whichever is greater)	(5,000)	(5,000)	-
Excess net capital	$ 177,083	$ 177,083	$ -
Ratio: aggregate indebtedness to net capital	9.82%	9.82%	0.00%

The accompanying notes are an integral part of these financial statements

PARTNERVEST SECURITIES, INC.

SUPPLEMENTAL SCHEDULES
December 31, 2009

Schedule II
Determination of the Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the reserve requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

McGowan Guntermann
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
509 E. Montecito Street, 2nd Floor, Santa Barbara, CA 93103, 805.962.9175, fax 805.962.8925, www.mcgowan.com

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer Claiming
an Exemption from SEC Rule 15c3-3

To the Stockholder of
Partnervest Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Partnervest Securities, Inc. (the Company) for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGowan Guntermann

February 24, 2010